SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
kblauch@sidley.com (212) 839 5548	FOUNDED 1866

September 4, 2012

Rolaine S. Bancroft Senior Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Morgan Stanley Capital I Inc.
Pre-Effective Amendment No. 5 to Registration Statement on Form S-3 (Registration No. 333-180779)

Dear Ms. Bancroft:

Morgan Stanley Capital I Inc. (the “Registrant”) is filing its Pre-Effective Amendment No. 5 to the registration statement simultaneously with the submission of this letter.  The primary purpose of such filing is to update the opinion of Sidley Austin llp to reflect changes previously discussed.  Enclosed herewith are two courtesy copies of Pre-Effective Amendment No. 5, both of which have been marked to show changes against Pre-Effective Amendment No. 4 filed on August 1, 2012.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Rolaine S. Bancroft

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